UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:

1. Press release dated May 18, 2009, relating to Tongxin
   International Ltd. Filed May 18, 2009 for the first quarter financial results Ended March 31, 2009.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: May 18, 2009


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated May 18, 2009, relating to Tongxin
   International Ltd. Filed May 18, 2009 for the first quarter financial results Ended March 31, 2009.

=========================================================================

Tongxin International, Ltd. Reports First Quarter 2009 Financial Results

NEW YORK and CHANGSHA, China, May 15, 2009 Xinhua- PRNewswire- FirstCall
- Tongxin International Ltd. ("Tongxin") ("Company") (NASDAQ:TXIC-News) a manufacturer of engineered commercial vehicle body structures ("EVBS" or "Cabs"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the Company's first quarter financial results for the three month period ended March 31,2009.

- Overall revenues decreased 2.6% to $29.5 million from $30.3 million; domestic revenues increased 6.3% quarter over quarter
- Q1 2009 gross margins increased 370 basis-points to 28.6% from 24.9% in the first quarter 2008
- Net income increased 6.6 % to $4.1 million in the first quarter from $3.8 million prior year
- First quarter EPS increased to $0.36 for the quarter versus $0.34 in Q1 2008.

First Quarter Financial Results

Net revenues for the first quarter ended March 31, 2009 reached $29.5 million, an approximate $0.8 million, or 2.6% decrease, over the same period prior year. According the China Association of Automobile Manufacturers (CAAM), a total of 692,000 trucks were built with more
than half, approximately 343, 800 units, built in March alone.   The
three month total in 2009 is 4.4% below 2008 totals for the same period in 2008. As of April 30 2009, CAAM also reported 339,300 commercial vehicles built in April of 2009, on par with March 2009 build totals.

Tongxin's decrease in revenues is consistent with the market and representative of the strong first quarter the industry witnessed in 2008 in an effort to build trucks prior to Euro III emissions standards enacted on July 1, 2008 and prior to additional factory restrictions imposed on manufacturers prior to the Beijing Olympics. Additionally, the Company also reported a drop in exports, from $4.4 million in export sales the first quarter of 2008 to approximately $1.8 million for the first quarter in 2009, due to timing of customer shipments to Vietnam. Since both the cabs and chassis are shipped to Vietnam, the drop could be attributable to timing of components availability and not a loss of customer volume; Tongxin has three export customers in Vietnam. Excluding exports from Tongxin's revenues, the Company reported an increase in domestic revenues of 6.3% from its more than 130-plus customers throughout China.

"We believe that the first quarter of 2009 is a better representation of our performance for the coming year", stated Vice-Chairman Duanxiang Zhang of Hunan Tongxin. "Baring the regulation of Euro III standards that produced a strong first quarter in 2009, we are very encouraged by the uptick in business and shipments for the last three months. As domestic demand and the effects of the stimulus package begin to work their way through the economy plus a noticeable return of export orders, we, anticipate a succession of strong quarters for Tongxin and continued demand for our commercial vehicle cabs in 2009." Zhang concluded.

Cost of goods sold were $21.0 million in the first quarter 2009, a decrease of $1.7million or 7.3% versus the same period in 2008.
The decrease in costs is directly related to the drop in cold-rolled steel pricing. Based on a comparison between January 2008 and January 2009, per ton pricing on cold rolled steel has dropped approximately 15.0% from $766.00 per ton to $666.00 per ton (source-Management, Engineering and Production MEPS, Consultancy UK, ltd.). Corresponding gross profits for the first quarter were $8.4 million compared to $7.5
million in the first quarter of 2008.   As a result, gross margins
increased 370 basis points to 28.6% in 2008 from 24.9% for the prior quarter ended March 31, 2008.

Total operating expenses for the first quarter of 2009 were $2.7 million versus $1.8 million for the same period in 2008. Included in the 1st Q operating expenses was approximately $607,000 in corporate costs reflecting added financial, legal and accounting expenses, listing costs on NASDAQ, and administrative expenses.
The most significant portion of these costs is approximately $233,000 in SOX compliance costs as the Company works towards SOX compliance with its partner, Ernst and Young. As a percentage of revenues, operating expenses were 9.0% compared with 6.0% for the same period, 2008. Operating income and operating margin for the quarter were $6.0 million and 20.5%, respectively, versus $5.7 million and 18.9%, respectively for the same period in 2008.

Earnings before interest and taxes were $6.0 million versus $5.75 million the period ended March 31st, 2008. Tongxin pays the standard Chinese corporate tax rate of 25% however the Company is in the processes of applying for a reduction in taxes for companies based in the Henan province and in a related automotive industry. Net income was $4.1 million, representing an increase of 6.6% from $3.8 million reported in the same period prior year. Excluding costs associated with SOX compliance of $233,000, adjusted net income would be $4.3 million. Net profit margins were 13.9% for the quarter which represented a 130-basis point increase in net margins from 12.6% reported the first quarter of 2008. Earnings per share for the quarter were $0.36 based on 11.3 million shares outstanding.

Ms. Jackie Chang, Chief Financial and Accounting Officer stated, "The Company will continue to experience the favorable Impact of lower steel prices and increasing vehicle production volumes throughout the year. Steel is approximately 80% of our cost of goods thus we allocate significant time managing these costs carefully and our pricing to our customer base."

Balance Sheet and Cash Flow Discussion

As of March 31, 2009, Tongxin International had approximately
$6 million in cash and cash equivalents I $11.3 million on December 31st, 2008 as reported in the Company's 20-F filing.
The company maintained a current ratio of 1.08 and $25.3 million in accounts receivable on March 31, 2009. Corresponding days sales
outstanding ("DSO") were 95 days.   Stockholders' equity was $84.1
million on March 31, 2009 from $18.7 million for the same period 2008, an increase of $65.4 million which is the purchase price of the acquisition.Cash flow from operations is a negative $2.4 million due to higher trade receivables as a result of higher revenue in the first quarter vs. the fourth quarter 2008.

The Company has approximately five million warrants outstanding with strike price of $5.00 and callable at $10.00. At the Company's option, and in the event the selling price of the Company's common shares trades at an average price of $10.00 or more for twenty days out of a thirty day selling period, it may redeem warrants on "an all-or-none" basis. If the warrants are redeemed the Company would recognize gross proceeds of approximately $25 million.

2009 Guidance

For the fiscal year ending December 31, 2009, we anticipate consolidated earnings per share of $1.10 (based upon shares outstanding of 11,294,633).


About TXI
Tongxin International Ltd., is the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.

Forward Looking Statements

Statements contained in this press release, which are not historical fact, including the anticipated date of listing of the Class A Common Stock on the NASDAQ Global Market, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.


For more information, please contact:

Investor Relations Contact:
John Mattio
SVP, HC International, Inc.
Tel:   +1-914-669-5340
Email: john.mattio@hcinternational.net



CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, In US$, except number of share and per share data)


                                                    Three months ended
                                                          March 31,
                                                    2009          2008
                                                ----------------------------
                                                (unaudited)    (audited)
Revenues                                        $ 29,499       $ 30,281
Cost of Goods Sold                               (21,071)       (22,734)
Gross Profit                                       8,428          7,547

Operating expenses:
Selling and General and administrative            (2,665)        (1,798)

Other income, net                                    270              -

Profit before income taxes                         6,033          5,749
Interest expense                                    (515)          (618)

Income before income taxes                         5,518          5,131
Income tax expense                                (1,418)        (1,283)
                                               -------------  --------------
Net Income                                         4,100          3,848


Net Income per share-basic                         0.363          0.343
Net Income per share-diluted                       0.363          0.294



Common Shares used in calculating basic
 net income per share **                          11,294,633   11,205,270
Common Shares used in calculating diluted
 (Treasury Method)
 net income per share                             11,294,633   13,101,250





CONSOLIDATED BALANCE SHEETS
(In thousands, In US$, except share data)

                                              March 31,2009      March 31, 2008
                                              ----------------   ---------------
                                              (unaudited)        (audited)
Assets
Current assets:
Cash and cash equivalents                     $   6,003          $   3,483
Bank Deposit                                      5,865                  -
Accounts and notes receivable, net               25,335             25,388
Other receivable, net                            25,083             10,026
Inventories                                      23,415             15,978
Investment in marketable securities                 147                 74
Prepaid expenses                                  3,770              2,959
Deferred tax assets                               1,069              1,676
                                              ---------------     --------------
Total current assets                             90,687             59,584
                                              ---------------     --------------
Investments in operating business                   472                908
Plant and equipment, net of depreciation         36,282             30,706
Land occupancy rights                             9,633              1,865
HNTX internal receivable                              8                  -
Deferred income tax                                 878                  -
Goodwill                                         36,696                  -
                                              ---------------     --------------
Total assets                                    174,656             93,063
                                              ---------------     --------------
Liabilities and shareholders' equity

Current liabilities:
Accounts and notes payable                       26,150             15,343
Accrued expenses and other liabilities           14,974             10,671
Income taxes payable                             19,749              9,246
Short-term loans                                 22,386             24,492
Short-term loans from shareholders                    -                  -
Derivative liability                                452                  -
                                               ---------------    --------------
Totoal current liabilities                       83,711             59,752

Long-term loans                                   4,545             14,597
Deferred tax liability                            2,256                 22
Other                                                26                  -
                                               ---------------    --------------
Total liabilities                                90,538             74,371

Shareholders' equity:
Common stock (authorized, 39,000,000
common shares US$0.001 par value, issued             98              8,762*
and outstanding 11,300,336 shares)

Treasury stock                                   (7,682)
Capital surplus                                  78,882                  -
Reserve funds                                        11              2,998
Deficit accumulated at develop                   (5,519)                 -
Retained earnings                                18,328              6,932
                                               ---------------    --------------
Total shareholders' equity                       84,118             18,692
                                               ---------------    --------------
Total liabilities and shareholders' equity      174,656             93,063

                                               ---------------    --------------

* Paid-in Capital




Consolidated Statements of Cash Flows
For Year Ended March 31, 2008
(US$ amounts in thousands)

                                               March 31, 2009     March 31, 2008
                                            ------------------   -------------------
                                            (unaudited)           (unaudited)
Cash flows from operating activities:
Net income(loss)                            $   4,100             $  3,847

Adjustments to reconcile net income
(loss)to net

cash provided by(used in)operating
activities:
  Allowance for doubtful accounts                   -                 (136)
  Depreciation expense                            659                  520
  Amortization expense                             64                   15

  Changes in
  Decrease in tax payable                       2,331                    -
  Increase of inventories                      (4,319)              (3,449)
  Increase of accounts and notes receivable   (18,353)                (950)
  Decrease (increase)of prepaid expenses          427                  (37)
  Increase of accounts payable and notes
     payable                                    5,126                6,349
  Increase(decrease)of accrued expenses
     and other liabilities                      7,581                  750
                                               --------             --------
Net cash provided by(used in )operating
activities                                     (2,384)               6,909
                                               --------             --------
Cash flows from investing activities:
Purchase of property,plant and equipment         (239)              (6,205)

Net cash used in investing activities            (239)              (6,205)
                                               --------             --------
Cash folws from financing activities:
  Proceeds from capital contributions               -                    -
  Proceeds from loans                          (2,852)               4,325
  Dividends paid                                                      (263)
  Cash repayments of amounts borrowed                               (3,275)
                                               --------             --------
Net cash provided by financing activities      (2,852)                 787
                                               --------             --------

Effect of foreign exchange rate changes           165                  330

Net increase(decrease)in cash and cash
equivalents                                    (5,310)               1,821

Cash and cash equivalents at beginning of
year                                           11,313                1,662

Cash and cash equivalents at end of year        6,003                3,483

Income taxes paid                               1,418                1,283
Interest paid                                     515                  618
